Exhibit 1
                                                                       ---------

                                                        SECURICOR communications

                                                Securicor Communications Limited
                                           Sutton Park House, 15 Carshalton Road
                                                           Sutton Surrey SM1 4LD
                                                         Telephone 0181 770 7000
                                                               Fax 0181 722 2409


                                                                  June 4, 1999

Confidential
------------

Dean Howard Frank
Chairman of the Special Committee of
the Board of Directors of
Intek Global Corporation
c/o Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167

Dear Dean Frank:

As you know, Securicor Communications Limited ("Securicor") has been evaluating various alternatives relating to its equity and debt interests in Intek Global Corporation ("Intek"). Based on those evaluations and the discussions Securicor's and Intek's respective financial advisers regarding Intek, we are pleased to submit a proposal to Intek for a business combination transaction pursuant to which Intek would become a wholly-owned subsidiary of Securicor. This transaction will result in the receipt by all shareholders of Intek other than Securicor and its subsidiaries of US$2.75 per share in cash, which represents a 91% premium over the per share price of the Intek common stock at the close of business on January 20, 1999, the day immediately preceding the announcement by the Company that it was appointing a special committee of the Board of Directors of Intek (the "Special Committee") to evaluate any proposals by Securicor with respect to its equity and debt interests in Intek.

This transaction would be subject to:

(a)       the negotiation and execution of a definitive merger agreement.

(b) the approval of the merger agreement by the Boards of Directors of Securicor and Intek, and the satisfaction of all conditions to closing set forth in the merger agreement, and

(c)       the receipt of all necessary governmental and regulatory approvals.

Although we are willing to negotiate the terms of the merger agreement, we do not intend to increase the price set forth in the above proposal.



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Securicor and its advisers are available to meet with the Special Committee and its advisers at your convenience to discuss this proposal and the form of merger agreement proposed for this transaction. We look forward to the Special Committee's response to this proposal.


                                      Very truly yours,

                                      NIGEL GRIFFITHS
                                      SECURICOR COMMUNICATIONS LIMITED




cc:      Mr. Charles Diao - Bear, Stearns & Co. Inc.
         Steve Buffone, Esq., - Gibson, Dunn & Crutcher